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Housing Us

Most landlords are only interested in collecting rent and talking to you at lease renewal. One of the reasons Housing Us started was the realization that we need to change the Landlord-Tenant paradigm. We don't just collect rent we invest in our properties and in our neighborhoods.

`Real Estate`

in   ◉ Elizabeth, NJ   ↗ Website



Investor Interest

Investors Interested
20

Funding Interest So Far
$20,450

1-Click Reserve™

Offering Terms

Funding Goal
$25,000 - $250,000

Security Type
Equity

Min Investment
$100

Max Investment
$50,000

Closing Date
Sep 30, 2022 10:59 PM CDT



ⓘ Housing Us Holdings II, Inc. is considering raising capital through a Regulation Crowdfunding campaign to be conducted by Fundify Portal, LLC. We are running this "Test the Waters" campaign (branded by Fundify as a Fast Pitch Preview™) to gauge Investor interest and also determine the appropriate funding method. During this Test the Waters campaign, (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Fundify's funding portal platform; and (3) a prospective purchaser's indication of interest is nonbinding.

Summary

Data from the most recent Joint Center for Housing Studies of Harvard University show key indicators for the national rental market.

- New rental construction continues to be at its highest levels, however, nearly all new multifamily rental units are intended for the high end of the market.
- Dwindling supply of low and moderate cost rentals.
- Real rental prices are at an **all time high** and vacancy rates for moderate quality rentals are especially low, driving rents.

These realities mean that there is a lack of moderate-quality housing and current demand outpaces supply.

Finding the right balance between rental price, value, quality, upkeep, and additional services in the moderate-income rental domain is where additional financial performance can be captured. This is the competitive advantage of Housing Us.

Early Bird Investment Perks:

First 25k in the door:
$1000 investment - 1.02x (extra $20 = 10 shares)
$2500 investment - 1.04x (extra $100 = 50 shares)
$5000 investment - 1.06x (extra $300 = 150 shares)
$10,000 investment - 1.08x (extra $800 = 400 shares)
$25,000 investment - 1.1x (extra $2500 = 1250 shares)

Between 25k-100k:
$2500 investment - 1.02x (extra $50 = 25 shares)
$5000 investment - 1.04x (extra $200 = 100 shares)
$10,000 investment - 1.06x (extra $600 = 300 shares)
$25,000 investment - 1.08x (extra $2000 = 1000 shares)
$50,000 investment - 1.1x (extra $5000 = 2500 shares)

Problem

Common Problems in Residential Rental Markets

There are generally three top level silos that we can categorize problems in the Residential Rental/Leasing industry. Sadly, changes to the behavior of both tenants and landlords seem slow and the status quo appears near unchangeable. The three domains can be categorized as

1. The type of landlord
2. Common tenant complaints
3. Common landlord complaints

We also need to define the types of property we are talking about. We are not talking about large new developments, the vast majority of which are luxury buildings that are unaffordable by a large growing number of everyday renters, we are talking about rentals that trend toward older single, two, three, and four family buildings. Many of these buildings come with substantial deferred maintenance because of **previous landlord-owners lack of maintenance.**

Landlord Types

There are generally three types of landlords, excluding large luxury developments, Actively Manage (either themselves or through a management company), Absentees, and Slumlords.

Absentee/Clueless Landlord



The "absentee" landlord can come in two varieties. First is the absentee landlord who travels to the properties. In these cases, landlords may or may not have time or resources to manage the property more actively, they may find themselves overwhelmed, or managing numerous complaints or problems which do not get addressed in a timely manner. This causes friction in the landlord tenant relationship. Second is the absentee landlord who farms out the management of the property to a management company. Management companies come in all varieties, but when a small local firm is receiving an industry average of around fifteen percent of the rent as a management fee, these management companies need to have a large number of properties under management while keeping costs as low as possible to be profitable. This reality leads to a lack of service for the tenant and deferred maintenance and/or poor repairs for the landlord.

The Slumlord





This landlord type engages in many various methods of rent-seeking behavior. Generally, slumlords will defer near all maintenance and let buildings rot around the tenants. The strategy of many slumlords is to appear to be a savior to low-income renters who may not be able to rent better places. Once in the unit, the tenant complains and the landlord ignores complaints (unless local housing authorities get involved). This type of landlord may offer rents below market to attract tenants, but is looking for tenants who have lower credit scores or may be debt burdened. This is because this landlord will make up for the lost market rents by charging late fees and other expenses to otherwise financially over-burden tenants. The end result is the slumlord is just shaking down the tenants and the property to get every penny at the expense of the tenant and the condition of the asset.

Actively Managed



The landlord who actively manages their property is generally a landlord who takes maintenance of the real property asset seriously, they engage in maintenance, they respond to tenant concerns. Sadly, this type of landlord appears to skew toward new developments and larger managed properties held in REIT's or large private real estate holding firms.

Housing Us activly manages its properties and partners with our tenants.

The nature of the general types of landlords means that most renters are relegated to situations where their rental prospects are limited to below standard housing opportunities and in the worst situations, stuck in a slumlord building with little opportunity to break into better housing opportunities.

Common Tenant Complaints

Among the most common complaints tenants have about their rental property, the following five appear on many of the lists of complaints:

1. Condition of property: this includes holes in roofs, cracked windows, doors that do not seal, among other structural issues including other forms of deferred maintenance.
2. Problems with utility systems including plumbing and heat as well as other major appliances such as older fridges and stoves.
3. Safety concerns including locks that do not work, broken windows, and other security issues.
4. Pests, including cockroaches and other vermin.
5. Disputes over rent, rental increases, and security deposits.

While even the most well-kept luxury building will have some of these issues from time to time, they are generally taken care of by management in a timely manner. However, in the case of some absentee and slumlords, many of these issues are ignored, and in some cases, tenants are left to figure it out on their own.

Common Landlord Complaints

Obviously the most common landlord complaint is tenants who do not pay the rent. Other issues that are common include not taking care of the property and not paying utility bills. In some surveys, landlords noted not liking comments left on social media and tenants who complain about "everything."

However, it is worth noting that some of the landlord complaints regarding tenants may come from a bad history of dealing with less than decent landlords. Tenants may be more concerned about issues and complain about "everything" because their last landlord was a slumlord. Tenants may complain about small matters on social media for the same reasons.

The Sum of the Landlord-Tenant Problem

If we break down the problem, we have a long history of the current state of residential rental housing being adversarial from the beginning. Landlords who wish to minimize costs and maximize profits on the backs of renters and tenants who are stuck in sometimes untenable situations. And these landlords have gotten away with it for far too long because people need a roof over their head – even if that roof is falling down.

Solution

The Housing Us Solution

The several problems noted above show that far too many renters today face a Faustian choice: pay more than they can afford for an apartment, or rent from a landlord who defers maintenance and only comes around when it's time to collect rent. Housing Us firmly believes that quality housing is a human right. That no person should have to deal with slumlords. **That housing should be of good quality** even when it's not in a luxury development.

We believe this is achievable and still profitable. We believe that when we start with the ideal of "Housing Done Right" ,we can upend the long history of renters being taken advantage of by slumlords and change the housing paradigm one property at a time.

This is done by starting with the idea that **we are not landlords but partners** with our tenants.

This is our competitive advantage. While the Housing Us family of companies may not have luxury high rise rental buildings, we are committed to providing quality rental homes for everyday Americans that are **safe**, **habitable**, and **maintained**. We believe in partnering with our tenants and building relationships with them, so we have long term renters who want to stay in our properties.

"YOUR HOUSING PARTNER"

By changing the paradigm of the landlord-tenant dynamic from that of "rent-seeking" to partnership we believe that we can deliver quality housing to renters while delivering an above average return on investment.

We plan to mitigate most of the pain points in the existing industry by making living in our buildings a positive experience; specifically:

1. Utilizing modern communication platforms and a portal system we can streamline the operations around maintenance, rent payment, and landlord-tenant communications. For example:

    1. Using a portal to take non-emergency maintenance requests we are able respond in real time to requests, notify tenants of the steps being taken to address the request, and keep them informed of the progress of the repairs.
    2. Using a third-party maintenance coordination company (Latchel) we will offer 24-hour emergency maintenance. Additionally, the maintenance coordination company will troubleshoot maintenance issues with tenants and where a solution is handled over the phone maintenance costs are reduced and tenant satisfaction increased.
    3. Using a portal with payment options that meet the tenant where they are lowers the likelihood of "rent is lost in the mail" type excuses for payment. Portal features include payment by ACH, debit card, and in person payments at local stores via WIP payments in cash. Recurring auto-draft options reduce the possibility of "forgetting" to mail rent.

2. Creating a capital plan for each real property asset and managing previous deferred maintenance we are able to do a few things that will additionally reduce the pain points in the existing landlord-tenant paradigm:

    1. By addressing deferred maintenance and making reasonable repairs and upgrades to the underlying asset we can add value to the asset over a mid-term holding period
    2. By addressing these same deferred maintenance issues, tenants will be more likely to want to stay in the unit and will be more likely to accept moderate rental rate increases – one of the major reasons why tenants

complain about rent prices is that their rent goes up, but the quality of their rentals remain the same. By doing minor upgrades and improving the quality of the housing we will be able to raise cash flows over time and produce more income.

3. Increasing communications with tenants, reviewing the properties semi-annually, and promptly addressing tenants needs ,not as a landlord, but as their housing partner. The improved relationship will result in lower turnover and higher ROI.

In the end, by being a partner with our tenants, we can change a bad paradigm into a profitable paradigm that benefits both consumers and investors. This is "**Housing Done Right.**"

Business Model

Housing Us generates revenue through the following:

- Application fees.
- Rent rolls.

Maximization of revenue is accomplished by:

- Operations designed to partner with tenants instead of working against tenants.
- Quality units with minimal deferred maintenance.
- Leveraging of emerging technology to automate operations.

Competition


Industry Porter 5 Forces
= Strong pressure contributing to LOW industry profit
Threat of Entry
> International Real Estate Startup Firms, Public Housing Units, Backward Integration from Buyers
• Economies of scale is High (Low)
• Product differentiation is High (Low)
• Capital Requirements is High (Low)
• Switching costs for buyers is Low (High)
• Incumbent's control of distribution is Low (High)
• Incumbent's proprietary knowledge is Low – Due lack of technological advances– (High)
• Overall: [ ]
Potential Entry
Suppliers
Industry Rivalry
Buyers
Substitutes
Extent of Rivalry
> Equity Residential, AvalonBay Communities, Apartment Investment and Management Co.
• Number of Competitors Medium (High)
• Industry Growth is Low at 1.6% (average of 2015-2020) (High)
• Fixed Costs are High (High)
• Product differentiation is High (Low)
• Overall: [ ]
Power of Suppliers (Secondary Real-Estate Market)
> Realogy Holding Corp, Remax, HomeServices of America, Local MLS, Reddoor, Coldwell Banker
• Concentration of Supplier/ Concentration of Industry Players ~.807/.035 ~ 23.05 (High)
• Availability of substitute products Low (High)
• Importance of Industry player to the Supplier is High– 67.8% of Real Estate Agency Revenue are in Residential Real Estate Sales - (Low)
• Threat of backwards integration by industry player is High (Low)
• Overall: [ ]
Threat of Substitutes
> Purchasing Primary Residential Property
• The differentiation of the substitute product is Low (Low)
• Switching Costs is Medium (Medium)
• Rate of improvement in price-performance relationship of the substitute product is Low (Low)
• Overall: [ ]
Power of Buyers (Consumers in the US)
• Concentration of Buyer/ Concentration of Industry Players is Low (Low)
• Switching Costs to Buyer is Low (High)
• Threat of Backwards Integration by Buyers is Low (Low)
• Extent of Buyers Profits is Low (High)
• Importance of the Industry Players' input to the quality of buyer's final product is Medium – They don't have that much control over housing (Medium)
• Overall: [ ]

Market

National Residential Rental Trends (JCH-Harvard)

- New construction is focused almost entirely on high end rentals.
- Rents on "remarkable" uptrend.
- Strong growth in high-cost rentals/dramatic decline in low- and moderate-cost rentals.
- Vacancy rates in moderate-quality rentals at 10-year low
- Rental rates at record highs.

The takeaways for residential rental nationally show that rental prices are on the rise, that new construction is tightening the low- to moderate-quality rental market in terms of availability. With low vacancy rates and high competition for available units, and lack of new moderate-quality unit development, rental prices seem poised to continue to rise together with underlying real property asset values.

Allentown, Pennsylvania Residential Investment Property and Rental Trends.


23.8%



Residential property values increadsed 23.8% between 2020 and 2021 in Allentown, Pennsylvania.



17.2%

Residential property values are projected to increase 17.2% between 2020 and 2021 in Allentown.

Residential Rental Trends



$100

Rental prices have increased ~$100/mo year-over-year and are expected to continue an upward trend.

In analyzing the Allentown market, properties can still be purchased for about 20% below national averages with an expected upswing in underlying asset values on a five-year time horizon. Additionally, rents are projected to continue increasing due to Center City development and a tight rental market with low supply and high demand. The metrics for Allentown suggest it will outpace national averages for real property asset values and rental prices for the foreseeable future.

Company Vision

We envision a fundamental shift in the landlord-tenant relationship and being a catalyst for that change. We believe that we can provide quality rental housing and still remain a profitable company. In fact, we believe that being a landlord should not be just about renting an apartment but being a housing partner with our tenants. They pay us rent and we should invest back in their housing.

Founders

Jonathan Lee Gibson

Jonathan is a 10-year veteran of real estate previously holding real estate licenses in New York and Massachusetts. Jonathan has professionally managed numerous investment properties and ran operations for one of the largest residential leasing brokerages in Boston. Jonathan is a graduate of Harvard University where he received and ALB in Government and Psychology and received an MPA from Baruch College's Marxe School of Public and International Affairs.

Hector J. Meneses, Jr

Hector is a 2-year financial analyst at a Fortune 300 company. Experienced in corporate finance, with a strong acumen in budgeting and forecasting, implementing process improvements, and data analytics. Highly organized, detailed oriented, and self-motivated, Hector is a graduate of Boston University with a Major in Finance and Accounting and Minor in Mechanical Engineering.

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